UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

PFIZER INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Performance Share Awards and Five-Year Total Shareholder Return Units granted in 2022 and 2023 with respect to Common Stock, Par Value $0.05 Per Share

(Title of Class of Securities)

717081103 (Common Stock)

(CUSIP Number of Class of Securities)

Margaret M. Madden

Senior Vice President and Corporate Secretary,

Chief Governance Counsel, Pfizer Inc.
 66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Frequently Asked Questions” in the Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units, dated August 12, 2024 (the “Modification Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

Pfizer Inc., a Delaware corporation (the “Company” or “Pfizer”), is the issuer of the securities subject to the Modification Offer. The Company’s principal executive offices are located at 66 Hudson Boulevard East, New York, NY 10001-2192 and the telephone number of its principal executive offices is (212) 733-2323.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain employee equity award holders (“Eligible Participants”), subject to specified conditions, to accept the modification of some or all of their eligible outstanding equity awards. Independent members of the Company’s board of directors are not eligible to participate in the Modification Offer.

A performance share award (as further defined in the Modification Offer, “Eligible PSA”) is eligible for modification pursuant to the Modification Offer if it:

●	is held by an Eligible Participant;

●	is outstanding as of the Expiration Time and was granted as part of the 2022 annual grant cycle or the 2023 annual grant cycle; and

●	was granted under the Pfizer Inc. 2019 Stock Plan or its successor, the Amended and Restated Pfizer Inc. 2019 Stock Plan (both referred to as the “2019 Plan”).

A five-year total shareholder return unit (as further defined in the Modification Offer, “Eligible TSRU”) is eligible for modification pursuant to the Modification Offer if it:

●	is held by an Eligible Participant;

●	is outstanding as of the Expiration Time and was granted as part of the 2022 annual grant cycle or the 2023 annual grant cycle; and

●	was granted under the 2019 Plan.

As of August 8, 2024, there were approximately 1,359,772 Eligible PSAs and 36,680,415 Eligible TSRUs outstanding.

Eligible PSAs and Eligible TSRUs properly tendered in the Modification Offer and accepted by Pfizer will be modified to become Modified PSAs (“Modified PSAs”) and Modified TSRUs (“Modified TSRUs,” and together with the Modified PSAs, “Modified Awards”), as applicable, subject to the terms and conditions as described in the Modification Offer, effective on a date promptly following the Expiration Time.

The information set forth in the Modification Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Frequently Asked Questions” and the information set forth under Section 1 (“Eligible Participants; Eligible PSAs or Eligible TSRUs; the Proposed Modification; Expiration and Extension of the Offer”), Section 5 (“Acceptance of Eligible PSAs and/or Eligible TSRUs for Modification”) and Section 7 (“Price Range of Our Common Stock”)

of the Offering Memorandum—Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units (the “Offering Memorandum”) contained in the Modification Offer are incorporated herein by reference.

(c) Trading Market and Price.

The information set forth under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Pfizer Inc.

66 Hudson Boulevard East

New York, NY 10001-2192

The executive officers and directors of the Company are set forth below as of August 1, 2024:

Name	Position
Albert Bourla	Chairman, Chief Executive Officer and Director
Andrew Baum	Chief Strategy and Innovation Officer, Executive Vice President
Chris Boshoff	Chief Oncology Officer, Executive Vice President
David M. Denton	Chief Financial Officer, Executive Vice President
Alexandre de Germay	Chief International Commercial Officer, Executive Vice President
Mikael Dolsten	Chief Scientific Officer, President, Pfizer Research & Development
Lidia Fonseca	Chief Digital and Technology Officer, Executive Vice President
Rady A. Johnson	Chief Compliance, Quality and Risk Officer, Executive Vice President
Douglas M. Lankler	General Counsel, Executive Vice President
Aamir Malik	Chief U.S. Commercial Officer, Executive Vice President
Michael McDermott	Chief Global Supply Officer, Executive Vice President
Payal Sahni	Chief People Experience Officer, Executive Vice President
Sally Susman	Chief Corporate Affairs Officer, Executive Vice President
Ronald E. Blaylock	Director
Susan Desmond-Hellmann	Director
Joseph J. Echevarria	Director
Scott Gottlieb	Director
Helen H. Hobbs	Director
Susan Hockfield	Director
Dan R. Littman	Director
Shantanu Narayen	Director
Suzanne Nora Johnson	Director
James Quincey	Director
James C. Smith	Director
Cyrus Taraporevala	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the Modification Offer under “Summary Term Sheet—Overview” and “Summary Term Sheet—Frequently Asked Questions” and the information set forth in the Offering Memorandum under Section 1 (“Eligible Participants; Eligible PSAs or Eligible TSRUs; the Proposed Modification; Expiration and Extension of the Offer”), Section 3 (“Procedures for Tendering Eligible PSAs and/or Eligible TSRUs”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible PSAs and/or Eligible TSRUs for Modification”), Section 6 (“Conditions of the Offer”), Section 8 (“Information Concerning Pfizer; Financial Information”), Section 10 (“Accounting Consequences of the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”) and Section 13 (“Extension of the Offer; Termination; Amendment”) are incorporated herein by reference.

(b) Purchases.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Agreements Involving the Subject Company’s Securities.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) through Exhibit (d)(5) also contain information regarding agreements relating to securities of the Company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth under Section 2 (“Purpose of the Modification Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth under Section 5 (“Acceptance of Eligible PSAs and/or Eligible TSRUs for Modification”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth under Section 2 (“Purpose of the Modification Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth under Section 14 (“Consideration; Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth under Section 6 (“Conditions of the Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth under Section 8 (“Information Concerning Pfizer; Financial Information”) and Section 15 (“Additional Information”) of the Offering Memorandum, including the information set forth in Part II, Item 8. “Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 22, 2024, and in Part I, Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 5, 2024, is incorporated herein by reference.

The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Modify Eligible Performance Share Awards and Eligible Total Shareholder Return Units
(a)(1)(B)	Modification Offer Election Form on Fidelity NetBenefits Screen Prints
(a)(1)(C)	Notice of Election Change Form
(a)(1)(D)	Form of Commencement Announcement Email to Eligible Participants
(a)(1)(E)	Form of Email Confirming Receipt of Election
(a)(1)(F)	Form of Email Confirming Receipt of Notice of Withdrawal Form
(a)(1)(G)	Form of Reminder Email to Eligible Participants Regarding the Expiration of the Modification Offer
(a)(1)(H)	Form of Email to Eligible Participants Confirming Acceptance of Tendered Eligible PSAs and/or Eligible TSRUs
(a)(1)(I)	Form of Email Notice Regarding Rejection of Tendered Eligible PSAs and/or Eligible TSRUs
(a)(1)(J)	Email Announcement to Eligible Participants: Important Information Regarding Long-Term Incentive (TSRUs) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 26, 2024)
(a)(1)(K)	Email Announcement to Eligible Participants: Important Information Regarding Long-Term Incentive (PSAs) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 26, 2024)
(a)(1)(L)	Mailed Announcement to Certain Eligible Participants: Important Information Regarding Long-Term Incentive (TSRUs) (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed with the SEC on July 30, 2024)
(a)(1)(M)	Mailed Announcement to Certain Eligible Participants: Important Information Regarding Long-Term Incentive (TSRUs and PSAs) (incorporated by reference to Exhibit 99.2 to the Company’s Schedule TO-C filed with the SEC on July 30, 2024)
(a)(1)(N)	Form of Expiration Notice Email
(b)	Not applicable
(d)(1)	Pfizer Inc. 2019 Stock Plan (incorporated by reference from the Company’s Proxy Statement for the 2019 Annual Meeting of Shareholders)
(d)(2)	Pfizer Inc. 2022 Long-Term Incentive Program - Employee Points of Interest Addendum
(d)(3)	Pfizer Inc. 2022 Long-Term Incentive Program - Executive Points of Interest Addendum

(d)(4)	Pfizer Inc. 2023 Long-Term Incentive Program - Employee Points of Interest Addendum
(d)(5)	Pfizer Inc. 2023 Long-Term Incentive Program - Executive Points of Interest Addendum
(d)(6)	Denmark Participant Addendum – 2022
(d)(7)	Denmark Participant Addendum – 2023
(g)	Not applicable
(h)	Not applicable
107	Filing Fee Table

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2024	PFIZER INC.

	By:	/s/ Margaret M. Madden
Margaret M. Madden
Senior Vice President and Corporate Secretary
Chief Governance Counsel